November 9, 2026
Board of Directors
OPAL Fuels Inc.
White Plains, New York
Dear Board of Directors:
We have been furnished with a copy of the quarterly report on Form 10-Q of OPAL Fuels Inc. for the three and nine months ended September 30, 2026, and have read the Company’s statements contained in Note 1 to the consolidated financial statements included therein. As stated in Note 1, the Company changed its method of accounting for its non-refundable, transferable clean fuel tax credits represented by Internal Revenue Code (“IRC”) Section 45Z production tax credits (“PTC”) and its IRC Section 48 Investment tax credits (“ITC”) from an analogy to an income tax model to an analogy to a government grant model in connection with its adoption of ASU 2025-10, Accounting for Government Grants Received by Business Entities. The Company states that the newly adopted accounting principle is preferable in the circumstances because these credits (a) arise from the Company’s core operations of building and operating renewable natural gas plants, (b) are expected to be monetized via commercial sales to third parties rather than as an offset to income taxes payable, and (c) are viewed by management as a key source of economic returns rather than as a tax mitigation strategy. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.
We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 2025, nor have we audited the information set forth in the aforementioned Note 1 to the consolidated financial statements; accordingly, we do not express an opinion concerning the factual information contained therein.
With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.
Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting described in Note 1 is preferable in the Company’s circumstances.
Very truly yours,
/s/ BDO USA, P.C.